Relocation of Headquarter

1. Details of change:

• Previous Place: 43 Taepyeongno 2-ga, Jung-gu, Seoul

• New Place: 17-7 Yeoido-dong, Yeongdeungpo-gu, Seoul

2. Objective of relocation:

• To enhance work efficiency by integrating offices of hanarotelecom incorporated and Korea Thrunet Co., Ltd.

3. Date of change: December 12, 2005

4. Date of Board Resolution: November 17, 2005